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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM T-1
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                           STATEMENT OF ELIGIBILITY
                     UNDER THE TRUST INDENTURE ACT OF 1939
                 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

               CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
                 OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)  X
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                        BANK ONE, NATIONAL ASSOCIATION
              (Exact name of trustee as specified in its charter)

   A National Banking Association                      36-0899825
                                                       (I.R.S. employer
                                                       identification number)

1 Bank One Plaza, Chicago, Illinois                    60670-0126
       (Address of principal executive offices)              (Zip Code)

                        Bank One, National Association
                       1 Bank One Plaza, Suite IL1-0126
                         Chicago, Illinois 60670-0126
                    Attn:  Steven M. Wagner, (312) 407-1819
           (Name, address and telephone number of agent for service)



                         ----------------------------
                             IKON RECEIVABLES, LLC
              (Exact name of obligor as specified in its charter)


       Delaware                                              23-2990188
  (State or other jurisdiction of                            (I.R.S. employer
  incorporation or organization)                      identification number)

1738 Bass Road
P.O. Box 9115
Macon, Georgia                                               31208
(Address of principal executive offices)                     (Zip Code)



                             Lease - Backed Notes
                        (Title of Indenture Securities)

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Item 1.        General Information.  Furnish the following information as to
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               the trustee:

               (a) Name and address of each examining or supervising authority to which it is subject.

               Comptroller of Currency, Washington, D.C.; Federal Deposit Insurance Corporation, Washington, D.C.; The Board of Governors of the Federal Reserve System, Washington D.C..

               (b) Whether it is authorized to exercise corporate trust powers.

               The trustee is authorized to exercise corporate trust powers.

Item 2.        Affiliations With the Obligor.  If the obligoris an affiliate of
               ------------------------------
               the trustee, describe each such affiliation.

               No such affiliation exists with the trustee.


Item 16.       List of exhibits.   List below all exhibits filed as a part of
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               this Statement of Eligibility.

               1. A copy of the articles of association of the trustee now in effect.*

               2. A copy of the certificates of authority of the trustee to commence business.*

               3. A copy of the authorization of the trustee to exercise corporate trust powers.*

               4.   A copy of the existing by-laws of the trustee.*

               5.   Not Applicable.

               6. The consent of the trustee required by Section 321(b) of the Act.

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               7.   A copy of the latest report of condition of the trustee
                    published pursuant to law or the requirements of its supervising or examining authority.

               8.   Not Applicable.

               9.   Not Applicable.


     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Bank One, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago and State of Illinois, on the 19th day of May, 2000.

                    Bank One, National Association,
                    Trustee

                    By   /s/ Steven M. Wagner
                         Steven M. Wagner
                         First Vice President





* Exhibits 1, 2, 3, and 4 are herein incorporated by reference to Exhibits bearing identical numbers in Item 16 of the Form T-1 of Bank One, National Association, filed as Exhibit 25 to the Registration Statement on Form S-3 of Household Finance Corporation filed with the Securities and Exchange Commission on March 24, 2000 (Registration No. 333-33240).

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